Exhibit 4.3

SECOND AMENDMENT
TO
LINE OF CREDIT LOAN AGREEMENT

THIS SECOND AMENDMENT TO LINE OF CREDIT LOAN AGREEMENT (“Second Amendment”) is made effective as of November 30, 2004, by and between MGP INGREDIENTS, INC. (“Company”) and COMMERCE BANK, N.A. (“Bank”).

WHEREAS, Company and Bank entered into that certain Line of Credit Loan Agreement dated November 25, 2003, as amended pursuant to that certain First Amendment to Line of Credit Loan Agreement dated September 17, 2004 (as previously amended, the “Loan Agreement”);

WHEREAS, pursuant to the terms of the Loan Agreement, the Line of Credit matures on November 30, 2004, and all sums outstanding on such date shall become due and payable in full; and

WHEREAS, Company desires to increase the maximum principal amount available under, and extend the maturity of and amend, the Line of Credit, as hereinafter set forth.

NOW, THEREFORE, Company and Bank agree as follows:

1.             Terms used herein, which are defined in the Loan Agreement, shall have the meanings given to them in the Loan Agreement.

2.             Section 1.1 of the Loan Agreement is hereby amended to read in its entirety as follows:

Subject to the terms of this Agreement, Bank will lend Borrower, from time to time until the termination hereof, such sums as Borrower may request, in minimum increments of $100,000, which shall not exceed in the aggregate principal amount at any one time outstanding the sum of Twenty Million Dollars ($20,000,000).

3.             The first sentence to Section 1.3 of the Loan Agreement is hereby amended to read in its entirety as follows:

The Line of Credit shall be evidenced by the Second Amended and Restated Line of Credit Note in form and substance acceptable to Bank (the “Line of Credit Note”).

4.             Section 1.4 of the Loan Agreement is hereby amended to read in its entirety as follows:

Upon the occurrence of an Event of Default as defined in Section 4.1, or on November 30, 2005, the outstanding principal balance of the Line of Credit Note together with all accrued interest shall become immediately due and payable in full.

5.             Section 3.1 of the Loan Agreement is hereby amended to read in its entirety as follows:

                Section 3.1. Financial Covenants.

(a)           Except as provided in subparagraph (b) below, comply with all Company Covenants as defined and contained in Section 5 of the Note Agreement dated as of August 1, 1993, between Borrower and the Principal Mutual Life Insurance Company (the “Principal Agreement”) including, but not limited to, the following:

(1)                                  Current Ratio.  Maintain a Current Ratio of not less than 1.50 to 1.00.

(2)                                  Consolidated Tangible Net Worth.  Maintain Consolidated Tangible Net Worth at an amount not less than THE GREATER OF (i) $86,000,000, or (ii) the sum of $86,000,000 plus 50% of Consolidated Net Income for the period from and after September 30, 2001, to the date of determination thereof (considered as a single accounting period).

(3)                                  Funded Debt.  Not permit Consolidated Funded Debt to exceed 60% of total capitalization.

(4)                                  Debt/Worth.  Maintain a ratio of Debt to Tangible Net Worth of not more than 2.50 to 1.00.

(5)                                  Fixed Charges Coverage Ratio.  Maintain at the end of each fiscal quarter a ratio of Net Income Available for Fixed Charges to Fixed Charges for the 4 consecutive quarters then ending of not less than 1.50 to 1.00.

(b)           Notwithstanding subparagraph (a) of this Section 3.1 and the provisions of Section 5.11 of the Principal Agreement, the Borrower may grant GE Capital Public Finance, Inc. (together with its successors and assigns, if any “Secured Party”) a security interest in all of Borrower’s equipment (as defined in the applicable Uniform Commercial Code), whether now owned or hereafter acquired, that is at any time located at the facility commonly known as 16 Kansas Avenue, Wyandotte County, Kansas 66105, together with all additions, attachments and accessories and any and all substitutions, replacements or exchanges therefor, and all insurance and/or other proceeds thereof, in each case whether now owned or hereafter acquired, to secure the Indebtedness of Borrower (as defined in that certain Master Security Agreement between Borrower and Secured Party dated September 24, 2004, as amended), including without limitation that certain Promissory Note dated September 24, 2004, in the original principal amount of $9,794,500. Borrower has provided Bank a copy of said Promissory Note and Master Security Agreement, as amended.

The Company Covenants shall survive any amendment, modification or termination of the Principal Agreement.

6.             Subsection 4.1(c) of the Loan Agreement is hereby amended to read in its entirety as follows:

If Borrower shall default in the due performance or observance of any covenant undertaken by it under this Agreement and such default shall continue for a period of thirty (30) days after written notice from Bank; or

7.             Subsection 4.1(d) of the Loan Agreement is hereby amended to read in its entirety as follows:

Default in the performance of the obligations of Borrower pursuant to any other note or agreement binding on Borrower, including, but not limited to, the Principal Agreement, resulting in the acceleration of payment obligations under any such note or agreement in an amount in excess of $1,000,000; or

8.             Subsection 4.1(e) of the Loan Agreement is hereby amended to read in its entirety as follows:

Default in the performance of the obligations of Borrower pursuant to the industrial revenue bonds issued in the amount of $6,500,000 on August 22, 2001, as amended as of July 1, 2003, by the Unified Government of Wyandotte/Kansas City, Kansas, resulting in the acceleration of Borrower’s obligations with respect to such bonds; or

9.             Subsection 4.1(f) of the Loan Agreement is hereby amended to read in its entirety as follows:

Borrower shall be adjudicated a bankrupt, or make a general assignment for the benefit of its creditors, or there are instituted by or against Borrower any type of bankruptcy proceedings or any proceeding for the liquidation or the termination of Borrower’s affairs, or the appointment of a receiver or trustee for Borrower or for any of Borrower’s assets, which, in the case of proceedings instituted against the Borrower, are consented to by the Borrower or are not dismissed within 60 days after institution, or a properly filed petition for Borrower’s reorganization under the Bankruptcy Code or otherwise is approved, or Borrower files a petition for arrangement under Chapter 11 of the Bankruptcy Code or any similar statute; or

10.           Except to the extent specifically amended by this Second Amendment, the Loan Agreement shall remain in full force and effect.

11.           ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT, INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT, ARE NOT ENFORCEABLE. TO PROTECT YOU (BORROWER) AND US (CREDITOR) FROM MISUNDERSTANDINGS OR DISAPPOINTMENTS, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

BY SIGNING BELOW, YOU AND WE AGREE THAT THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN US.

12.           This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Missouri.

THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their respective officers as of the date written above.

MGP INGREDIENTS, INC.

By:	Ladd M. Seaberg
Title: President & CEO

By:	Briant T. Cahill
Title: CFO

COMMERCE BANK, N.A.

By:	/s/ Lance Holden
Title: Senior Vice President